03015002

RECEIVED FEB 28 2003 SECTION 181

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 25790

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Route 138, Suite 303
(No. and Street)

Wall Township	New Jersey	07719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Bicking 732-280-6886
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

120 Broadway, Suite 3660	New York	New York	10271
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 17 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, George Bicking, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garden State Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIANNE C. LUZZO
Notary Public State of New Jersey
My Commission Expires January 30, 2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDEN STATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

p:\nyclnts\clients\c29554\2002\123102fs

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Garden State Securities, Inc.

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statement, the Company has suffered recurring losses from operations and has a negative stockholders' equity that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
February 15, 2003, except Note 7 as to which the date is February 25, 2003

GARDEN STATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 44,643
Securities owned, at market value	17,153
Receivable from brokers	550,025
Furniture and equipment, less accumulated depreciation of $148,375	-
Other assets	9,881
Total assets	$ 621,702

LIABILITIES, SUBORDINATED BORROWINGS AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities		
Accrued expenses and taxes payable		$ 73,982
Securities sold, not yet purchased, at market value		7,826
Due to employees		100,000
Total liabilities		181,808
Subordinated borrowings		
Subordinated loan agreements		643,600
Commitments and contingencies		
Stockholders' equity (deficit)		
Common stock - no par value		
Authorized:	1,000 shares	
Issued and outstanding:	1,000 shares	40,000
Retained earnings/accumulated deficit		(243,706)
Total stockholders' equity (deficit)		(203,706)
Total liabilities, subordinated borrowings and stockholders' equity (deficit)		$ 621,702

The accompanying notes are an integral part of these financial statements.

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GARDEN STATE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Garden State Securities, Inc. (the Company), a broker-dealer, is a market maker on NASDAQ and a specialist on the Boston Stock Exchange. The Company clears securities transactions through a clearing broker on a fully-disclosed basis and the specialist securities through the Boston Stock Exchange Clearing Corp. The Company operates under the exemptive provisions of the Securities and Exchange Commission (SEC) rule 15c3-3(k)(2)(ii).

The Company has sold its Boston Stock Exchange membership effective April 30, 2002.

(b) Revenue Recognition

Securities transactions (and the related commissions, revenues and expenses) are recorded on a settlement-date basis, generally the third business day following the transaction date, except for options which settle one day after the transaction. There is no material difference between the trade and settlement dates.

(c) Depreciation

Depreciation of furniture and equipment is computed on the straight-line method over an estimated useful life of five years.

(d) Income Taxes

The Company has made no provision for federal income taxes as the Company reports its taxable income as an "S" Corporation under the Internal Revenue Code. A provision has been made for state income taxes in the accompanying financial statements.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Note 2 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at market value, are summarized as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 16,853	$ 7,826
U.S. Government obligations	300	-
	$ 17,153	$ 7,826

GARDEN STATE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 3 - Subordinated Borrowings

Borrowings subordinated to the claims of general creditors, which bear interest at 10% per annum, are covered by agreements approved by the National Association of Securities Dealers Inc. (NASD) and are thus available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Effective May 1, 2002, interest was waived by consent of the lenders.

	Amount	Due Date
Subordinated Loan Agreement	$ 216,000	07-31-03
Subordinated Loan Agreement	30,000	10-31-04
Subordinated Loan Agreement	10,000	10-31-04
Subordinated Loan Agreement	55,000	10-31-04
Subordinated Loan Agreement	23,400	03-07-04
Subordinated Loan Agreement	62,000	02-28-04
Subordinated Loan Agreement	110,000	02-28-04
Subordinated Loan Agreement	13,000	03-31-04
Subordinated Loan Agreement	40,000	03-31-04
Subordinated Loan Agreement	15,600	03-07-04
Subordinated Loan Agreement	45,000	03-19-04
Subordinated Loan Agreement	23,600	10-31-04
	$ 643,600	

Note 4 - Employee Benefit Plan

The Company has a defined contribution plan pursuant to Section 401(k) for the benefit of certain salaried employees. The contribution is based on eligible employees' salaries. During 2002, the Company's contribution to the Plan totaled $31,080.

Note 5 - Net Capital Requirements

The capital ratio, was 43% versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirements under SEC rule 15c3-1 were $100,000. The net capital of $406,800 was $306,800 in excess of the minimum net capital requirements.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the ability of customers to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 7 - Going Concern - Change of Ownership/Management Control

The Company incurred net losses during the last two years and, as of December 31, 2002, the Company's liabilities exceeded their total assets by $203,706. In addition, the Company's subordinated borrowings of $216,000 and $427,600 are due to mature during 2003 and 2004, respectively.

In December 2002, the Company received $100,000 from certain key employees (the "Buyers") who have entered into a stock purchase agreement (the "agreement") with the Company and the current stockholders to buy 100% of the Company's outstanding common stock, subject to NASD approval. On February 19, 2003, the NASD granted the change of ownership/management control with the understanding that certain subordinated loan agreements totaling $203,705 will be repaid and the proceeds contributed as additional paid-in capital upon the closing of the aforementioned agreement. Furthermore, the Buyers have contributed $100,000 on February 25, 2003 and will convert the total advances of $200,000 (as provided in the agreement) as additional paid-in capital upon closing. In the event that the closing of the agreement is not successful, the current stockholders' intent is to renew the subordinated loan agreements expiring during 2003 in order to meet the Company's regulatory capital requirements.

A copy of the Company's statement of financial condition as at December 31, 2002, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.